Resin Systems’ Utility Poles Carry the United States’ Smartest Neighborhood Electricity Circuit

Southern California Edison uses Resin Systems advanced technology in its “Circuit of the Future”

Calgary, Alberta, November 7, 2007: Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a developer of innovative advanced material products, announced that its RStandard™ modular composite utility poles were selected for Southern California Edison’s “Circuit of the Future”, the most advanced neighborhood electricity circuit in the United States. The “Circuit of the Future” was featured in the NY Times on-line edition on October 16, 2007.

Southern California Edison (SCE), the largest electric utility in California, designed and installed this circuit using industry leading technology to give customers surer electricity service, fewer outages with faster service restoration and lower future costs than would otherwise occur.

RStandard composite utility poles were among the several advanced technologies used in this pioneering project, which recently began delivering power to Southern California Edison’s customers.

“We selected the Resin Systems product because it is lighter and therefore can be installed much faster, reducing customer outage time,” said James A. Kelly, SCE vice president for engineering. “And the fact that these innovative poles are built in segments means they are easier for our crews to move to work sites.”

Because RStandard utility poles’ are made with advanced materials and a unique design, they provide benefits that old-style wooden utility poles cannot. Some of the benefits they provide are non-conductivity, lightweight modular construction, reduced labor and associated equipment costs, reduced maintenance costs and increased pole maneuverability and handling.

“We are pleased that our technology is an integral part of this next generation electricity circuit," said Paul Giannelia, president and chief executive officer of RS. ”As North America modernizes its electric infrastructure, we intend for RStandard utility poles to be an important part of that process.”

About Southern California Edison

An Edison International (NYSE:EIX) company, Southern California Edison is the largest electric utility in California, serving a population of more than 13 million via 4.8 million customer accounts in a 50,000-square-mile service area within Central, Coastal and Southern California. SCE media contact: Gil Alexander, 626-302-2255.

About RS

RS is a developer of innovative advanced material products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the RStandard™ composite roller tube and the award winning RStandard™ modular composite utility pole. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version" and "RStandard" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com